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FOIA Confidential Treatment Request
The entity requesting confidential treatment is	Paul M. Kinsella
Supernus Pharmaceuticals, Inc.	617-951-7921
1550 East Gude Drive	617-235-0822 fax
Rockville, MD 20850	paul.kinsella@ropesgray.com

Attn: Jack A. Khattar

Chief Executive Officer

301 838-2670

Confidential Treatment Request: SUPN-03-12

March 29, 2012

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549-4720

Attention:              Mr. Jeffrey Riedler

Mr. John Krug

Re:                               Supernus Pharmaceuticals, Inc. — Registration Statement on Form S-1 (File No. 333-171375)

Dear Mr. Riedler and Mr. Krug,

On behalf of Supernus Pharmaceuticals, Inc. (the “Company”), set forth below is additional information to supplement the Company’s prior response to comment 3 contained in the letter dated January 26, 2012 from Jeffrey Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jack A. Khattar, the Company’s Chief Executive Officer, with respect to the Company’s Form S-1, File No. 333-171375 (the “Registration Statement”) that was filed with the Commission.  The supplemental response set forth below is based upon information provided to Ropes & Gray LLP by the Company.

CONFIDENTIAL TREATMENT REQUESTED BY SUPERNUS PHARMACEUTICALS, INC.
SUPN-03-12

On behalf of the Company, we advise you as follows:

3.                                       After your IPO price range has been set, please disclose each significant factor contributing to the difference between the fair value as of the date of each grant of equity instrument issued, including options, warrants classified as equity instruments, and preferred stock as applicable, and the estimated IPO price or when a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value as determined by that valuation. Reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

Rule 83 Confidential Treatment Request by Supernus Pharmaceuticals, Inc.

Request SUPN-03-12

Response:                To provide additional context and further information for the Staff’s consideration, the Company supplementally advises the Staff that the Company currently anticipates that the price range for this offering will be within the range of $[**] to $[**] per share (before giving effect to a reverse stock split, not expected to exceed four-to-one, that the Company plans to implement prior to effectiveness of the Registration Statement). This indicative price range is based on a number of factors, including the Company’s prospects and the history of and prospects for the Company’s industry, the general condition of the securities markets, the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies and preliminary discussions with the underwriters regarding potential valuations of the Company.  The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control.  However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Supernus Pharmaceuticals, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Jack A. Khattar, Chief Executive Officer, Supernus Pharmaceuticals, Inc. 1550 East Gude Drive, Rockville, MD 20850, before it permits any disclosure of the bracketed information in Request SUPN-03-12 (Response No. 3).

Once the estimated price range for this offering has been determined, the Company will reflect in a subsequent amendment to the Registration Statement the significant factors contributing to any difference between the most recent common stock valuation and the midpoint of the estimated price range for this offering.  The Company expects that such disclosure would be generally consistent with the following currently contemplated disclosure:

2

CONFIDENTIAL TREATMENT REQUESTED BY SUPERNUS PHARMACEUTICALS, INC.
SUPN-03-12

“On               , we and our underwriters determined the estimated price range for this offering, as set forth on the cover page of this prospectus. The midpoint of the price range is $        per share.  In comparison, our estimate of the fair value of our common stock was $1.47 per share as of December 30, 2011. We note that, as is typical in initial public offerings, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between us and the underwriters. Among the factors that were considered in setting this range were our prospects and the history of and prospects for our industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies. Specifically, we believe that the difference between the fair value of our common stock as of the most recent common stock valuation date and the midpoint of the estimated price range for this offering is primarily the result of the acceptance for filing by the FDA of our NDA for SPN-804 in February 2012, the allowance of a fourth patent on extended release oxcarbazepine related to SPN-804 in the first quarter of 2012, the preparation to launch a roadshow for this offering and the conversion of all outstanding shares of our preferred stock into common stock upon completion of this offering, thus eliminating the superior rights and preferences of our preferred stock as compared to our common stock.”

If you require additional information, please feel free to contact me at (617) 951-7921, facsimile (617) 235-0822.

Best regards,

/s/ Paul M. Kinsella

Paul M. Kinsella

Cc:          Jack A. Khattar (Supernus Pharmaceuticals, Inc.)

Gregory S. Patrick (Supernus Pharmaceuticals, Inc.)